EXHIBIT 04

DESCRIPTION OF REGISTRANT’S SECURITIES

Description of  Capital  Stock

The following description of our capital stock summarizes material terms and provisions that apply to our capital stock.  The summary is subject to and qualified in its entirety by reference to our restated articles of incorporation and our by-laws, as amended, which are filed as exhibits to this Annual Report on Form 10-K, and applicable Wisconsin law.

General

We are authorized to issue up to 12,000,000 shares of capital stock, consisting of one class designated as common stock, $1.00 par value per share.

Common Stock

Subject to the Wisconsin Business Corporation Law as described below under “Statutory and By-Law Provisions,” holders of our common stock are entitled to one vote for each share of common stock held by them on all matters properly presented to stockholders. Our board of directors may at its discretion declare and pay dividends on our common stock out of our earnings or assets legally available for the payment of dividends. If we are liquidated, any amounts remaining after the discharge of outstanding indebtedness will be paid pro rata to the holders of our common stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Statutory and By-Law Provisions

Provisions of Wisconsin law might also discourage some types of transactions that involve an actual or threatened change of control of National Presto Industries, Inc.:

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Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of Wisconsin corporations, including National Presto Industries, Inc., held by any person or persons acting as a group in excess of 20% of the voting power of the corporation is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the corporation or in other specified transactions.    Stockholders can waive this restriction with a majority vote.

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Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law contain limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations, including National Presto Industries, Inc., and an interested shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before the shares are acquired.

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Similarly, Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to specified business combinations unless minimum price and procedural requirements are met.

In addition, certain provisions of our restated certificate of incorporation and our bylaws may tend to delay, defer or discourage attempts to acquire control of us. These include: advance notice requirements for director nominations and other business, a staggered board, removal of directors only for cause, supermajority voting requirement for a merger or other business combination involving a 5% or more stockholder, redemption price restrictions, and  a special meeting of stockholders may be called only by the Chairman or President or by the Board of Directors.